December 20, 2019

Henry Schuck
Chief Executive Officer
ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, WA 98660

       Re: ZoomInfo Technologies Inc.
           Draft Registration Statement on Form S-1
           Submitted November 25, 2019
           CIK No. 0001794515

Dear Mr. Schuck:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form S-1 filed on November 25, 2019

Summary
Overview, page 1

1. Please provide the definition for the following terms: average lifetime value ("LTV"), average customer acquisition cost ("CAC"), and annual contract value ("ACV").
2. You disclose you have approximately 180,000 "paid users" and 13,000 "customers" and that you define "customers" as a company that maintains one or more active paid subscriptions to your platform. Please define the term "paid users" and clarify how it is distinguished from your "customers."
 Henry Schuck
FirstName Technologies Inc. Schuck
ZoomInfo LastNameHenry
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Our Market Opportunity, page 4

3. You disclose that your total addressable market is $23 billion for your platform as of
         September 30, 2019 based on a formula calculating ACV of various sized companies. To the extent material, please disclose the amount of ACV that was applied to each size category of companies. Further, please provide more details as to the size and scope of the population of companies used, such as to whether you included companies outside the industry verticals or geographic markets in which you currently operate.
Organizational Structure, page 5

4. Please provide an additional organizational chart(s) that outlines the corporate structure pre-reorganization and pre-IPO.
5. Please revise to summarize the payments to be made under the tax receivable agreement. Please also disclose the range of the future payouts that you expect to pay under the agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts. Please discuss the potential liability to the company if it fails to make such payouts.
Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations, page 75

6. Please provide a footnote to show how you compute your pro forma earnings per share data.
7. Please expand your footnotes to the Unaudited Pro Forma Consolidated Balance Sheet
         and Statement of Operations to explain how each adjustment is calculated or derived.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 79

8. You disclose that over 500 of your customers spend more than $100,000 in ACV as of
         September 30, 2019, and that the net annual retention rate was 102% in 2018. Please revise to disclose such information for each period presented wherever applicable throughout the filing.
9. We note you disclosed: "[O]ur operating results and growth prospects will depend in part on our ability to attract new customers.... As of September 30, 2019, we had over 13,000
         customers." Please revise to disclose number of customers for each period presented wherever applicable throughout the filing. In addition, consider disclosing the number of new customers obtained for each reporting period.
10. Please expand your overview section to discuss the challenges to integrating the "ZoomInfo" and "DiscoverOrg" platforms and brands, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition. For example:
 Henry Schuck
FirstName Technologies Inc. Schuck
ZoomInfo LastNameHenry
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              Describe the efforts that ZoomInfo OpCo has undertakento integrate the two platforms and any difficulties faced by the company given that the assets the
              ZoomInfo and DiscoverOrg were in separate subsidiaries. Discuss management and operating structure, research and development, and sales and marketing staff if you have undergone a material restructuring of your operations. Provide additional context regarding your statement that certain customers have
              renewed their subscriptions under the original DiscoverOrg and Pre-Acquisition ZI platform, which you continue to support. Clarify whether there are a material amount of customers on these legacy platforms and how those numbers differ from each other and to ZoomInfo by DiscoverOrg.
              Clarify the differences in the solutions offered and pricing. As you transition to a single platform, it is unclear whether there were significant differences in annual contract value for the original ZoomInfo platform compared to the original
              DiscoverOrg platform and how the merger and integration affected your overall annual contract value. To the extent material, please disclose the annual contract values of the original ZoomInfo platform, the original DiscoverOrg, and the integrated platform.
Non-GAAP Financial Measures, page 81

11. We refer to Acquisition Adjusted Revenue. Please tell us in more detail why you believe this presentation is useful to investors and how it illustrates the trends in your organic revenue growth. Please also tell us in more detail about the of fair value adjustments to acquired unearned revenue described in notes (a) and (c) by acquisition, providing us with an indication of the periods that will be affected by these adjustments.
12. Considering that deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-
         GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.
Impact of the Reorganization Transactions, page 85

13. We note your disclosure that the reorganization will be accounted for as a reorganization of entities under common control. Please explain to us in greater detail the steps in the reorganization and how each entity involved is under common control, including the identity of the related controlling entity or interest-holder.
Results of Operations, page 90

14. It appears from your revenue recognition policy that you recognize subscription contracts are generally based on the number of users that access your applications, the level of functionality that they can access, and the number of datasets or records that can be accessed. To the extent these underlying operating drivers/factors are important in
 Henry Schuck
ZoomInfo Technologies Inc.
December 20, 2019
Page 4
         understanding your revenue trends, please tell us your consideration of providing an enhanced quantitative and qualitative discussion and analyses of how these drivers/factors impact your revenue, such as the number of users that access your applications for each period presented.
15. Due to the significance of the acquisition of Pre-Acquisition ZI, consider providing a discussion for the acquisition of Pre-Acquisition ZI based upon pro forma information for the years ending December 31, 2019 and 2018 presented in a format that is consistent with
         Article 11 of Regulation S-X. This information is solely to supplement your results of operations discussion. The pro forma information should include cost of revenues as well as revenue. The discussion can include a comparison of your pro forma information to your results of operations for for each of those reporting periods. This discussion should include disclosure to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.
Cash Flows from (used in) Operating Activities, page 92

16. We refer you to the table on page 93 that presents a measure of operating cash flows after certain adjustments. Please revise to identify the resulting measure as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K. Further, tell us how you concluded that this measure complies with the guidance in Item
         10(e)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 100

17. We note that you are exposed to the interest rate risk related to your debt instruments.
         Please revise your future filings to disclose the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding year. Refer to Item 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.
The ZoomInfo Platform, page 103

18. You state that you are able to provide a guarantee of 95%+ accuracy. Please clarify how you calculate your accuracy and whether you track such accuracy figures as a key metric.
FirstName LastNameHenry Schuck
       For example, it is not clear if it is calculated on a client-by-client basis or if it is a more
Comapany NameZoomInfo Technologies clarify the risks and consequences to you should you global calculation. Further, please Inc.
December 20,meet the 95%+ accuracy guarantee.
       fail to 2019 Page 4
FirstName LastName
 Henry Schuck
FirstName Technologies Inc. Schuck
ZoomInfo LastNameHenry
Comapany20, 2019
December NameZoomInfo Technologies Inc.
Page 5
December 20, 2019 Page 5
FirstName LastName
Business
Our Growth Strategy, page 108

19. Please explain how you calculate annual recurring revenue. In addition, please disclose the amount of the revenue increase that is attributable to new and existing customers.
Legal Proceedings , page 115

20. We note you disclosed: "[w]e are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position or results of operations." Please explain why you have omitted the statement of cash flows or revise to reference this financial statement.
Management, page 116

21. Please clarify the role of your co-founder, Kirk Brown, with ZoomInfo or its subsidiaries.
         If Mr. Brown is expected to make significant contributions to the business, please include a discussion of his business experience during the last five years. Refer to Item 401(c) of
         Regulation S-K.
Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders, page 151

22. You state that the resulting post-organizational structure in the form of an umbrella partnership-C corporation ("UP-C") will treat "Pre-IPO Unitholders" generally advantageously if they continue to hold their equity interests in an entity that is not taxed as a corporation for U.S. tax purposes. Please briefly explain how the UP-C structure and reorganization transactions achieves the tax benefits that is intended. Further, please provide an analysis of whether the tax consequences of the reorganization transactions, the tax receivable agreement, or the tax benefits expected to result from acquisitions of LLC
         Units from existing owners are material to an investor in the Class A common stock.
Underwriting, page 156

23. Please briefly describe the "customary exceptions" to your lock-up agreement that is disclosed on page 157. Please also clarify whether the Class B shares would be subject to the lock-up agreements.
Notes to Consolidated Financial Statements
Business Combinations, page F-41

24. Please revise to include the applicable disclosures outlined in paragraph 2h of ASC 805-
         10-50, or advise.
 Henry Schuck
ZoomInfo Technologies Inc.
December 20, 2019
Page 6
25. Please disclose a qualitative description of the factors that make up the goodwill recognized in the Zoom Information, Inc. and NeverBounce acquisition
      transactions in accordance with ASC 805-30-50-1.
Exhibits

26. Please advise us whether you intend to file a consent from Forrester as an exhibit, pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act. It appears that you commissioned a report from Forrester that is referenced in this filing.
General

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameHenry Schuck
                                                            Division of
Corporation Finance
Comapany NameZoomInfo Technologies Inc.
                                                            Office of
Technology
December 20, 2019 Page 6
cc:       Richard Fenyes, Esq.
FirstName LastName